UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 24, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On April 17, 2007, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), announced the appointments of Ms. Cindy Lu and Dr. Zhibing Qian as Senior Vice Presidents.

Prior to joining the Company, Ms. Lu served as the Secretary of the Board of Directors of Tiens Biotech Group (USA) from 2004 to early 2007. From 1999 to 2001, Ms. Lu worked as an associate at GE Capital Asia Pacific. Ms. Lu was a Financial Analyst for Sargent & Lundy LLP (Chicago) from 1997 to 1999. Ms. Lu has expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. Ms. Lu obtained her MBA in 1996 from Southeastern University, Washington DC and her Bachelor Degree in Economics in 1993 from Shandong University.

Dr. Qian worked at several state owned and joint venture companies in China. From 2003 to early 2007, Dr. Qian served as a member of the Board of Directors and General Manager of Beijing Capital Jingdian Technologies Co., Ltd. Dr. Qian was employed as the General Manager of Zhongguancun International Incubator Co., Ltd., a high-tech company in China, from 2000 to 2003. Dr. Qian has experience in corporate management and operations, management by objectives, research and development, manufacturing, and marketing in rubber industry. Dr. Qian received his Maters and Doctorate Degrees in Metallurgy Engineering from University of Idaho where he attended from 1990 to 1995. He received his Bachelor Degree in Metal Materials in 1989 from Beijing Industrial University.

There is no understanding or arrangement between either Ms. Lu or Dr. Qian and any director, officer or any other person pursuant to which such person was appointed as an officer of the Company. Neither Ms. Lu nor Dr. Qian has in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1  Press Release dated April 17, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: April 24, 2007